3-8-02

1127866

02012162

EXECUTED COPY

RECD S.E.C.
MAR 8 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 8, 2002

PROCESSED
MAR 21 2002
THOMSON FINANCIAL P

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, March 7 2002

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that TELEFÓNICA MÓVILES, S.A. has reached an agreement in principle with all the shareholders of the Mexican company PEGASO TELECOMUNICACIONES, S.A. de C.V. to acquire approximately 65% of its share capital.

Said agreement sets out the framework within which the Parties will negotiate the definitive contracts for the transaction. After the negotiations and, if applicable, signature of the agreement, the final execution of the transaction, which would include the integration of PEGASO with the other TELEFÓNICA MÓVILES' operators in northern Mexico, will be subject to obtaining the required approvals from the Mexican authorities.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro
Vicesecretary of the Board of Directors and
General Secretary
TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/
Name: LUIS LADA
Title: CHAIRMAN & CEO

Date: March 8, 2002